ENTOURAGE MINING LTD.
(An Exploration Stage Company)
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited - Prepared by Management)
(Stated in Canadian Dollars)

THE ACCOMPANYING INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2010 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Gregory F Kennedy”

Gregory F Kennedy
President and Chief Executive Officer

August 25, 2010

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	June 30,	December 31,
	2010	2009

ASSETS

Current
Cash	$54,193	$2,212
Advances and prepaid expenses	1,084	1,377
Sales tax recoverable	15,003	9,289
	70,280	12,878
Equipment, net of depreciation (note 3)	1,358	1,549

	$71,638	$14,427

LIABILITIES

Current
Accounts payable and accrued liabilities	$118,571	$134,268
Loan payable (Note 5)	-	26,862
Amounts payable to related parties (Note 7)	70,881	91,066
	189,452	252,196

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized: Unlimited common voting shares without par value
Issued: 10,273,103 common voting shares (Dec. 31, 2009 – 7,738,693)	13,583,932	13,107,970

Additional paid in capital	3,263,866	3,263,866

Obligation to issue shares (notes 4 and 6)	-	88,635

Deficit accumulated during the exploration stage	(16,965,612)	(16,698,240)
	(117,814)	(237,769)

	$71,638	$14,427

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, and 6)
SUBSEQUENT EVENTS (Note 11)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these interim financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

					June 16, 1995
					(Date of
	THREE MONTHS ENDED		SIX MONTHS ENDED		Inception) to
	JUNE 30		JUNE 30		June 30,
	2010	2009	2010	2009	2010

Expenses
Depreciation	$95	$129	$191	$258	$6,486
Consulting	-	-	-	-	268,235
Consulting-stock based compensation	-	-	-	-	2,926,980
Financing fee – stock based compensation	-	-	-	-	26,388
Interest expense and bank charges	1,142	367	4,076	439	20,131
Management fees	19,500	19,500	39,000	39,000	1,064,154
Mineral property costs	55,607	44,071	130,509	44,071	11,324,878
Office and sundry	18,945	9,663	31,008	18,237	556,182
Professional fees	33,292	25,613	52,598	42,885	554,332
Travel and promotion	1,735	539	9,990	698	285,008

Loss Before Income Taxes	(130,316)	(99,882)	(267,372)	(145,588)	(17,032,774)

Deferred income tax recovery	-	-	-	-	67,162

Net Loss	$(130,316)	$(99,882)	$(267,372)	$(145,588)	$(16,965,612)

Loss Per Share, basic and diluted	$0.01	$0.01	$0.03	$0.02

Weighted Average Common Shares Outstanding	9,774,387	8,097,504	9,256,432	7,898,950

The accompanying notes are an integral part of these interim financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ DEFICIT
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 10,800 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $3.30 per share	10,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these interim financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ DEFICIT
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004, carried forward	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $1.50 per share	25,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these interim financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ DEFICIT
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306	-	-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Warrants exercised @US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year	-	-	-	-	(727,683)	(727,683)
Balance, December 31, 2009	7,738,693	13,107,970	88,635	3,263,866	(16,698,240)	(237,769)
February 3, 2010, shares issued for amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for Private Placement at US$0.15 per share	1,613,162	254,082	-	-	-	254,082
Warrants exercised @US$0.20 per share during the period	771,248	159,620	-	-	-	159,620
Subscriptions received	-	-	(26,375)	-	-	(26,375)
Loss for the period	-	-	-	-	(267,372)	(267,372)
Balance June 30, 2010	10,273,103	13,583,932	-	3,263,866	(16,965,612)	(117,814)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

					June 16, 1995
					(Date of
	Three months ended		Six months ended		Inception) to
	June 30,		June 30,		June 30,
	2010	2009	2010	2009	2010

Cash provided by (used in):

Operating Activities:
Net loss for the period	$(130,316)	$(99,882)	$(267,372)	$(145,588)	$(16,965,612)
Items not involving cash:
Amortization	95	129	191	258	6,486
Stock based compensation	-	-	-	-	2,953,368
Mineral property option payment paid with stock	-	-	62,260	-	9,154,881
Shares issued for debt	-	-	-	-	23,306
Obligation to issue shares for mineral property acquisitions	-	-	(62,260)	-	-
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating working capital items:
Advances & prepaid expenses	4,293	(96,046)	293	(96,046)	(1,084)
Sales tax recoverable	(3,024)	(2,299)	(5,714)	(3,853)	(15,003)
Accounts payable and accrued liabilities	20,876	(91,759)	(15,697)	(73,740)	118,571
	(108,076)	(289,857)	(288,299)	(318,969)	(4,792,249)

Investing activities:
CMKM settlement	-	-	-	-	(95,753)
Equipment	-	-	-	-	(7,845)
	-	-	-	-	(103,598)

Financing Activities
Loan payable	-	-	(26,862)	-	-
Amounts payable to related parties	15,481	(389,376)	(20,185)	(360,782)	373,879
Net proceeds on sale of common stock	118,154	683,056	413,702	683,056	4,576,161
Subscriptions received	-	-	(26,375)	-	-
	133,635	293,680	340,280	322,274	4,950,040

Net Change In Cash	25,559	3,823	51,981	3,305	54,193

Cash, Beginning Of Period	28,634	376	2,212	894	-

Cash, End Of Period	$54,193	$4,199	$54,193	$4,199	$54,193

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995. During the year ended December 31, 2009, the Company’s wholly owned inactive subsidiary, Entourage USA Inc., was allowed to lapse as the subsidiary’s charter was not renewed.

Exploration Stage Activities

The Company has not produced any revenues from its principal business or commenced significant operations and are considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its time to conducting exploratory work and developing its business.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. As reported in the accompanying interim financial statements, the Company has incurred a net loss of $267,372 for the period ended June 30, 2010 and has accumulated a net loss of $16,965,612 since its inception. The Company has no sources of revenue. The continuance in the future of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development business. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Accounting Standards Codification

On October 1, 2009, the Company adopted the changes issued by the FASB to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”). These changes establish the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Basis of Presentation

The interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles accepted in the United States. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in audited consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the Company’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2009. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

	c)	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at June 30, 2010 and December 31, 2009 the Company held no cash equivalents.

	d)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred. The Company assess the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such property are capitalized. Such costs will be amortized using the units-of- production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	e)	Use of Estimates

The preparation of interim financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value for stock based transactions and non-cash stock based compensation. Other areas requiring estimates include deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	f)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

g)	Environmental Costs

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

h)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance. During the period ended June 30, 2010 and the year ended December 31, 2009, the Company did not issue any flow- through shares.

i)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these interim financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

j)	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, accounts payable, loan payable and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates in and the United States Dollars. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

Concentration of Operations

The Company’s operations are all related to the minerals and the mining industry. A reduction in mineral prices or other movements in the minerals market could have an adverse effect on its operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and equivalents and receivables.

k)	Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 6. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

	(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

	(2)	The date at which the counter party’s performance is complete.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Basic and Diluted Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change had not impact on the Company’s basic or diluted net loss per share because the Company have never issued any share-based awards that contain nonforfeitable rights.

Potential shares of common stock are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

As at June 30, 2010 and December 31, 2009, the Company had 10,273,103 and 7,738,693 shares of common stock issued and outstanding, respectively, 1,613,162 and 3,684,500 warrants outstanding, respectively and 720,000 options outstanding.

	m)	Government Grants

The Company is eligible for certain grants from the Province of Quebec, Canada. The Company recognizes these grants once the amount is determinable and collection is reasonable. Government grants are accounted for as an offset of mineral property costs.

	n)	Recently adopted accounting policies

In June 2009, the Company adopted the changes issued by FASB ASC topic 855 to Subsequent Events. ASC 855 establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date but before financial statements are issued. ASC 855 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of the changes to ASC 855 had no impact on the Company’s interim financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

3.	EQUIPMENT

	June 30, 2010			December 31, 2009
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,065	747	2,812	1,982	830
Computer equipment	5,033	4,422	611	5,033	4,314	719
	7,845	6,488	1,358	7,845	6,296	1,549

4.	MINERAL EXPLORATION PROPERTIES

(a) The Pires Gold Project

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of this Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of this Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

To earn an additional 20% interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue the Optionor 100,000 common shares of the Company on or before January 16, 2011 (subject to any regulatory approvals required), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Option to Purchase 25% (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue total 300,000 (issued) common shares of the Company in return for an extension of the Year 1 exploration expenditures requirement. The Company recorded $124,520 for the 300,000 shares issued at a deemed price of $0.42 (Cdn$0.40) per share.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

On February 18, 2010 the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders. The proposed Arrangement is subject to court, shareholder and regulatory approval.

Pursuant to the terms of the LOI, Ansell agreed to: (a) advance no less than US $200,000 (advanced) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and (b) advance the Company $75,000 (advanced) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. This interest is returnable at the option of Entourage whereby Entourage may repay the advances to Ansell within 12 months of the Ansell’s notification not to proceed with the arrangement. The repayment may be made by the issuance of up to 50% of the advance in common shares based on a maximum of 95% of the average 10 day trading price (prior to repayment) and the balance payable in cash (See Subsequent Event Note 11).

(b)	Doran Property, Quebec

i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

		a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
		b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.

$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see Note 4bii); and

d.

$75,000 (paid in 2008 by Abbastar – see Note 4bii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see Note 4bii).

The Company has earned 100% interest of the property subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

ii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by spending $500,000 on or before February 13, 2008 (incurred);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of June 30, 2010, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

(c)	Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005, as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabasca Basin area of Saskatchewan (the “Hatchet Lake Property”).

As consideration for the agreement (the “Hatchet Lake Agreement”), the Company issued 1,500,000 of its common shares to the CMKM Diamonds Inc. (“CMKM”) shareholders in 2006.

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

(d)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010") to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan (the “Smeaton Agreement”).

Under the terms of this agreement the Company issued 3,388,889 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") on January 3, 2006 of which 3,000,000 common were issued to CMKM and 388,889 shares were issued to 1010. The 3,388,889 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

On August 28, 2007, the Company filed a Writ of Summons and Statement of Claim against 1010 and CMKM in the Supreme Court of British Columbia seeking to have the Court set aside the both the Hatchet Lake and Smeaton Agreements.

During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010, and returned the Smeaton properties to 1010 (Note 9).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

5.	LOAN PAYABLE

On August 4, 2009 an arms length party loaned the Company US$25,000 for a period of 90 days, at 12% per annum. The loan was unsecured but, as further consideration for the loan, the Company granted the lender 100,000 stock options, exercisable at US$0.35 each for a period of five years. The fair value of the stock option grant was recorded as finance expense of $15,088. Both the loan and all interest accrued thereon were repaid on February 10, 2010.

6.	CAPITAL STOCK

	a)	Issued Shares

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the period ended December 31, 2009, shareholders of the Company approved the change of its authorized share capital to unlimited; during the period ended June 30, 2010, the Company increased its authorized share capital to unlimited.

During the period ended June 30, 2010, the Company closed a private placement of 1,613,162 units (at a price of US$0.15 per unit) for gross proceeds of US$241,974. Each unit consisted of one common share and one share purchase warrant exercisable on or before February 18, 2011 at a price of US$0.25 per share.

During the year ended December 31, 2009, the Company closed a private placement of 4,037,500 units (at a price of US $0.15 per unit) for gross proceeds of US$605,625. Each unit consisted of one common share and one share purchase warrant exercisable on or before June 12, 2010 at a price of US $0.20 per share.

During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010. As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000. The shares were returned to treasury and cancelled.

During the period ended June 30, 2010, 771,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share.

During the year ended December 31, 2009, 353,000 shares were issued pursuant to the exercise of warrants at US$0.20 per share.

During the period ended June 30, 2010 the Company issued 150,000 shares to the optionor of the Pires property at a deemed price of US$0.395 per share.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

6.	CAPITAL STOCK (continued)

	b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

Activity under the SOP is summarized as follows:

		Weighted Average
		Exercise Price	Weighted
	Options	(U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2009	720,000	0.35	4.60
Balance, June 30, 2010	720,000	0.35	4.10

During the year ended December 31, 2009, the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five-year term. At June 30, 2010 and December 31, 2009 these 720,000 stock options were outstanding. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 336%, (3) risk free interest rate of 3% and, (4) expected life of 5 years. A total expense of $228,510 was recorded as stock-based compensation, $213,422 was related to consulting and $15,088 was related to financing fee.

During the period ended June 30, 2010, no stock options were granted, repriced or exercised.

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP as at June 30, 2010:

		Remaining		Number of
Range of		Contractual	Weighted	Options	Weighted
Exercise	Options	Life	Average	Currently	Average Exercise
Prices	Outstanding	(in years)	Exercise Price	Exercisable	Price
U.S. $0.35	720,000	4.10	U.S. $0.35	720,000	U.S. $0.35

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

6.	CAPITAL STOCK(continued)

	c)	Warrants

On February 18, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on February 18, 2011.

On June 12, 2009, pursuant to a private placement, 4,037,500 warrants at an exercise price of US$0.20 per share were issued. Each warrant is exchangeable for one common share and expires on June 12, 2010. During the period ended June 30, 2010, a total of 771,248 were exercised at US$0.20 and the balance expired unexercised.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance December 31, 2009	3,684,500	U.S. $0.20	0.45
Exercised during the period	(771,248)	U.S. $0.20	-
Expired during the period	(2,913,252)	U.S. $0.20	-
Issued during the period	1,613,162	U.S. $0.25	0.64
Balance June 30, 2010	1,613,162	U.S. $0.25	0.64

d)	Obligation to issue shares

The balance as at December 31, 2009 included the followings:

	i.	Subscription proceeds of $26,375 for private placement completed during the period ended June 30, 2010.
	ii.	150,000 common shares issued during the period ended June 30, 2010 related to amendment to property option agreement (Note 4).

7.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties at June 30, 2010, of $70,881 (December 31, 2009 - $91,066) is to directors, officer, company controlled by an officer and a company with directors in common.

During the period ended June 30, 2010, the Company incurred $39,000 (2009 – $39,000) for management fees to directors and a company controlled by an officer of the Company.

During the period ended June 30, 2010, the Company received $25,000 from a company with directors and an officer in common. The loan accrues interest at 12% and is payable on demand. For the period ended June 30, 2010, the Company accrued $1,422 (2009 – Nil) in interest expense. See Subsequent Events Note 11.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Period ended June 30,	Year ended December 31,
	2010	2009
Cash paid during the year for:	$	$
Interest	1,863	-
Income taxes	-	-

During the period ended June 30, 2010, the Company issued 150,000 shares at a value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project, situated in Brazil; and

During the period ended June 30, 2009, the Company:

a)	issued 150,000 shares at a deemed value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project situated in Brazil; and
b)	Issued 100,000 stock options, valued at $34,423, in consideration for a loan payable; and
c)	Issued 620,000 stock options, valued at $213,422 related to consulting.

9.	SETTLEMENT

The Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 in the Supreme Court of British Columbia on August 27, 2007 seeking to have the Court set aside both the Hatchet Lake and Smeaton Agreements (Note 4).

During the year ended December 31, 2009, the Company settled its outstanding legal disputes with CMKM and 1010. As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000 (paid). The shares were returned to treasury and cancelled. The Company also settled its claims with 1010 and agreed to return the Smeaton properties in return for the withdrawal of all claims against the Company by 1010.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

The carrying values and fair values of the Company’s financial instruments are as follows:

	June 30, 2010			December 31,2009
	Level	Carrying value	Fair value	Carrying value	Fair value
Cash	Level 1	$ 54,193	$ 54,193	$ 2,122	$ 2,122
Accounts payable and accrued liabilities	Level 2	$ 118,571	$ 118,571	$ 134,268	$ 134,268
Loan payable	Level 2	$ -	$ -	$ 26,862	$ 26,862
Due to related parties	Level 2	$ 70,881	$ 70,881	$ 91,066	$ 91,066

The following method was used to estimate the fair values of the Company’s financial instruments: The carrying amount approximates fair value because of the short maturity of the instruments.

11.	SUBSEQUENT EVENTS

Subsequent to June 30, 2010, the Company:

	i)	received notification on July 14, 2010 from Ansell that it would not be proceeding with the “Plan of Arrangement” entered into on February 18, 2010; and
	ii)	repaid $10,000 plus accrued interest of $615 to a company with common directors.